ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/242/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

[redacted]

05010026

July 25, 2005

SUPPL

RECEIVED
2005 JUL 28

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration Project, Block M-11, Union of Myanmar

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that on July 25, 2005, PTTEP International Limited (PTTEPI) (a subsidiary of PTTEP with 100% shareholdings by PTTEP) will sign the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Block M-11, Union of Myanmar. The block is located in the Gulf of Martaban, covering a total area of approximately 7,200 square kilometers. PTTEP plans for the geological and geophysical studies, seismic surveys, and the drilling of one exploration well.

The investment is in line with the Company's overall strategy to expand overseas, to increase its petroleum reserves, and to secure petroleum supply for national energy demand.

Yours sincerely,

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Maroot Mrigadat
President

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com